Stolt-Nielsen S.A.                                             [GRAPHIC OMITTED]

c/o Stolt-Nielsen Ltd.          Tel: +44 207 611 8960
65 Kingsway                     Fax: +44 207 611 8965
London WC2B 6TD                 www.stolt-nielsen.com
United Kingdom

       Stolt-Nielsen S.A. Reports Unaudited First Quarter of 2008 Results

LONDON, April 17, 2008 - Stolt-Nielsen S.A. (Oslo Bors: SNI) today reported unaudited results for the first quarter ended February 29, 2008.

Effective December 1, 2007, Stolt-Nielsen S.A. (the "Company" or "SNSA") adopted International Financial Reporting Standards ("IFRS") for preparing the financial statements of SNSA and its subsidiaries. The Company has transitioned from U.S. generally accepted accounting standards ("US GAAP") to IFRS. The first set of audited IFRS financial statements will be issued for the year ending November 30, 2008 along with comparatives for 2007 under IFRS. For purposes of this release, the historical financial information included herein has been translated from US GAAP to conform to IFRS. To assist readers understand the impact of these changes we have included Appendix A to this press release providing reconciliations of the consolidated Shareholders equity as of November 30, 2007 and consolidated Operating profit and Net profit for the four quarters and year ended November 30, 2007, as well as relevant segment information. This financial information has been prepared based upon accounting policies that management expects to be applicable when SNSA prepares its first complete set of IFRS financial statements. These accounting policies have been posted on the SNSA web site (www.stolt-nielsen.com). While the financial figures included in this preliminary interim earnings announcement have been computed in accordance with IFRS applicable to interim periods, this announcement does not contain sufficient information to constitute an interim financial report as that term is defined in IFRS.

Highlights for the first quarter of 2008, compared with the fourth quarter of 2007, included:

o    Revenue of $481.1 million, up 4% from $460.8 million.
o    Operating profit of $54.6 million, up from $51.1 million.
o Profit from continuing operations of $42.3 million, compared with $42.4 million.
o The Stolt Tankers Joint Service Sailed-in Time-Charter Index(1) increased to 1.29, up by 3.2% from 1.25.
o Stolthaven Terminals reported solid results for the quarter, with high rates of utilization at both the Company's wholly owned and joint venture terminals worldwide.
o Results at Stolt Tank Containers reflected strong global demand, with some impact on margins due to rising operating costs.
o At Stolt Sea Farm, while revenues increased, turbot prices fell, resulting in the mark-to-market fair value revaluation of SSF's biological assets, which impacted results negatively by $3.5 million.

----------
(1) The Stolt Tankers Joint Service Sailed-in Time-Charter Index is an indexed measurement of the sailed-in rate for the Joint Service and was set at 1.00 in the first quarter of 1990 based on the average sailed-in time-charter result for the fleet at the time. The sailed-in rate is a measure frequently used by shipping companies, which subtracts from the ships' operating revenue the variable costs associated with a voyage, primarily commissions, sublets, transshipments, port costs, and bunker fuel.

                                                               [GRAPHIC OMITTED]

Commenting on the Company's results, Mr. Niels G. Stolt-Nielsen, Chief Executive Officer of SNSA, said:

"SNSA reported solid operating results in all divisions. Despite the uncertainty in global financial markets and a likely recession in the US, our markets remained relatively stable. SNSA's results for the quarter were held down, however, by the impact of substantially higher operating costs, particularly fuel costs and manning expense. I believe our contract portfolio in tankers, combined with the steady cash flow from our terminal and tank container divisions and the historically profitable turbot business will continue to serve us well in an eventual weak global economy. I feel comfortable with the Company's balance sheet and its ability to finance its capital expenditure commitments over the next four years."

SNSA Performance Summary and Results

                                                           Quarter
     Reporting Item (in USD millions,               ---------------------
     except per share data and number of shares)    1Q08    4Q07    1Q07
     --------------------------------------------   -----   -----   -----
     Revenue                                        481.1   460.8   408.0
     Operating profit                                54.6    51.1    55.8
     Profit from Continuing Operations               42.3    42.4    44.8
     Gain (loss) on sale of investment in
      Discontinued Operations                         0.0    (1.8)   51.7
     Net Profit attributable to SNSA shareholders    41.9    40.2    96.3
     EPS - diluted (Continuing operations)           0.70    0.70    0.74
     EPS - diluted (Profit after tax attributable
      to SNSA shareholders)                          0.70    0.67    1.61
     Weighted average number of shares - Diluted
      (in millions)                                  60.0    60.0    59.9

The profit from continuing operations in the first quarter of 2008 was $42.3 million compared with $42.4 million for the previous quarter and $44.8 million for the first quarter of 2007. The current quarter's profit from continuing operations was negatively impacted by a $3.5 million fair value revaluation of Stolt Sea Farm's biological assets, down from a $0.9 million positive effect in the first quarter of 2007.

Net profit attributable to SNSA shareholders in the first quarter of 2008 was $41.9 million compared with $40.2 million in the previous quarter, and $96.3 million in the same quarter last year. The net profit in the first quarter of 2007 included gains of $44.4 million relating to the sale of the Southern bluefin tuna business and $7.3 million related to the sale of SNSA's investment in Marine Harvest.

On February 7, 2008, SNSA announced a final 2007 dividend of $0.50 per common share, which the Company expects to pay on June 4, 2008 to shareholders of record as of May 21, 2008. The final dividend is subject to shareholder approval and will be voted on at SNSA's Annual General Meeting of Shareholders, which is scheduled for May 15, 2008 in Luxembourg.

                                                               [GRAPHIC OMITTED]

Debt, net of cash and cash equivalents, as of February 29, 2008 was $853.8 million, compared with $703.4 million at November 30, 2007, primarily reflecting progress payments relating to the Company's newbuilding program, purchases of 1,100 new tank containers, contributions to non-consolidated terminal joint ventures and other asset additions. Capital expenditures (including contributions to non-consolidated joint ventures) in the first quarter of 2008 were $160.7 million. The increase in debt was primarily from our committed overdraft facilities. Subsequent to February 29, 2008, the Company closed two new secured loan facilities and received $129.9 million in cash which was used to pay down certain committed overdraft facilities.

Interest expense less interest income in the first quarter of 2008 was $5.4 million, unchanged from the fourth quarter of 2007, and down from $6.6 million in the first quarter a year ago.

SEGMENT INFORMATION

                                                              Quarter
                                                      ------------------------
   Operating Profit by Division (in USD millions)      1Q08     4Q07     1Q07
   ----------------------------------------------     ------   ------   ------
   Stolt Tankers                                        34.2     27.1     33.4
   Stolthaven Terminals                                  9.3     11.7      8.4
   Stolt Tank Containers                                11.2     10.1     11.9
   Stolt Sea Farm                                        4.2      6.3      8.8
   Corporate & Other                                    (4.3)    (4.1)    (6.7)
                                                      ------   ------    ------
   Total                                                54.6     51.1     55.8
                                                      ======   ======    ======

Stolt Tankers

Stolt Tankers ("ST") reported operating profit of $34.2 million in the first quarter of 2008, compared with operating profit of $27.1 million in the fourth quarter of 2007 and $33.4 million in the first quarter of 2007.

ST's solid performance for the quarter reflected our strong contract portfolio although we see some downward pressure in the global market for parcel tanker services. The ST results were partially offset by rising operating costs. Deep sea Contracts of Affreightment renewed during the first quarter saw freight rates increase approximately 6%compared with the first quarter a year ago. Results for the quarter also reflected a 2% increase in the number of operating days year-over-year, primarily due to the addition of four ships to the Stolt Tankers Joint Service ("STJS") since the first quarter of 2007.

First quarter operating costs decreased by $0.6 million from the fourth quarter of 2007, and increased by $49.8 million compared with the first quarter of 2007. The decrease from the fourth quarter of 2007 was primarily due to reductions in sublets, barging and transshipments, and port expenses, offset by an increase in bunker costs of $7.7 million. The increase in operating costs from the first quarter of 2007 was primarily attributable to a $30.6 million increase in fuel costs, as well as an increase in manning costs of $3.6 million due to salary increases. In addition, time charter hires increased by $7.4 million in the quarter, mainly due to the addition of several time charter ships to the STJS pool.

                                                               [GRAPHIC OMITTED]

The STJS Sailed-in Time-Charter Index was 1.29 in the first quarter, up 3.2% from 1.25 in the fourth quarter of 2007, and down 2.3% from 1.32 in the year-ago quarter.

On February 28, 2008, ST took delivery of M/T Stolt Sagaland, the first of a series of six ships ordered from Aker Yards, Floro, Norway. M/T Stolt Sagaland is 44,044 metric tons deadweight, with 44,500 cubic metres capacity in her 39 cargo tanks (24 stainless steel and 15 coated tanks).

Stolthaven Terminals

Stolthaven Terminals ("Stolthaven") reported first-quarter 2008 operating profit of $9.3 million, down from $11.7 million in the fourth quarter of 2007 and up from $8.4 million in the first quarter of 2007. Reported results for the fourth quarter of 2007 included an insurance reimbursement relating to the Hurricane Katrina claim. Overall results for the quarter were underscored by sustained high levels of utilization (98%) and rate increases.

Results at Stolthaven's wholly owned terminals were in line with expectations for the quarter, with Houston benefiting from increased throughput and utilization, as well as short term opportunities resulting in the leasing of additional rail cars. Total capacity at the three terminals remained unchanged at 4.62 million barrels in the first quarter of 2008.

Stolthaven's joint venture terminals in Antwerp, Belgium; Westport, Malaysia; and Ulsan, South Korea also posted strong results for the quarter, though performance at the Company's joint venture in Antwerp was held down by the impact of tax and soil remediation adjustments totaling $0.5 million.

Work continues at Stolthaven's new joint venture terminals in Tianjin and Ningbo, China, with the construction of storage tanks expected to accelerate as the year unfolds.

Stolt Tank Containers

Stolt Tank Containers ("STC") reported operating profit of $11.2 million in the first quarter of 2008, up from $10.1 million in the fourth quarter of 2007 and down from $11.9 million in the first quarter of 2007.

STC's results for the quarter reflected buoyant global market conditions, with revenues increasing by more than 20% over the same quarter last year. Shipments increased at a double-digit pace, due in part to STC's entry into the flexibag market. STC's first-quarter performance also reflected the positive impact of higher rates. US exports remained strong, consistent with historical patterns driven by a weaker dollar.

Costs, however, also continued to increase--mainly trucking and ocean freight costs, and surcharges from shipping companies--resulting in added pressure on margins.

Stolt Sea Farm

Stolt Sea Farm ("SSF") reported operating profit of $4.2 million in the first quarter of 2008, compared with operating profit of $6.3 million in the fourth quarter of 2007 and $8.8 million in the first quarter of

                                                               [GRAPHIC OMITTED]

2007. Results for the first quarter of 2008 reflected a reduction in the fair value of biological assets of $3.5 million as required under IFRS. The revaluation, conducted at the end of February 2008, reflected the decline in turbot prices towards the end of the quarter. The impact is likely to be offset in the next quarter by higher biological asset valuations as prices are expected to rebound during the traditionally strong summer season.

Overall, SSF had a solid quarter. Revenues increased as turbot sales rose 33% from the previous quarter. While turbot prices trended downward somewhat in the latest quarter due to increased supplies, market prices remained 8% above levels a year ago.

Legal

On November 30, 2007, the U.S. District Court for the Eastern District of Pennsylvania dismissed the indictment brought by the Antitrust Division of the U.S. Department of Justice ("DOJ") against SNSA and two of its executives. On December 21, 2007, the DOJ announced that it would not appeal the court's dismissal of the indictment thus ending the DOJ's criminal antitrust case against SNSA. On January 9, 2008, the DOJ informed the Company's counsel that the DOJ had closed its investigation of the parcel tanker shipping industry. On February 13, 2008, the DOJ informed the Company that the DOJ had closed its investigation of the tank container industry.

The European Commission's ("EC") investigation into the parcel tanker industry has not yet been concluded. On April 11, 2007, SNSA confirmed that it had received a Statement of Objections from the EC concerning alleged infringements of the EU and EEA competition rules regarding the maritime transport of bulk liquids on deep-sea routes in the period August 24, 1998 to April 8, 2002. SNSA, which was granted provisional immunity by the EC on February 12, 2003, will continue to cooperate with the EC during these proceedings. It is SNSA's understanding that its status as a leniency applicant before the EC remains unchanged. SNSA has previously disclosed that the EC leniency program affords immunity from EC fines with respect to anti-competitive behavior, subject to fulfilling the conditions of the program, including continued cooperation. The issuance of the Statement of Objections does not constitute a final decision on the merits nor is it a definitive determination as to the Commission's jurisdiction over the case. A determination that the Commission lacks jurisdiction could call into question the Commission's authority to grant immunity to the Company.

The Company has actively engaged in discussions with a number of customers regarding the subject matter of the DOJ and EC antitrust investigations. To date, the Company has reached agreements or agreements in principle resolving existing and potential antitrust claims with a significant number of its major customers, with the condition that the customer relinquishes all claims arising out of the matters that have been the subject of the antitrust investigations. These agreements typically affect the commercial terms of our contracts with the relevant customers. In some cases, we have agreed to future discounts, referred to as rebates, which are subject to a maximum cap and are tied to continuing or additional business with the customer. The potential future rebates, which are not guaranteed by the Company, are not charged against revenue unless they are in consideration for settlement of existing or potential antitrust claims or the rebate is earned. The aggregate amount of such future non-guaranteed rebates for which the Company could be responsible under settlement agreements, agreements in principle and offers made and not recognized as of February 29, 2008 is less than $1 million. In certain cases, we have also agreed to make upfront cash payments or guaranteed payments to customers, often

                                                               [GRAPHIC OMITTED]

in conjunction with rebates. We have made provisions against revenue totaling $0.7 million in the first quarter of 2008 (as compared with nil in the fourth quarter of 2007 and $0.1 million in the first quarter of 2007), reflecting such payment terms of settlement agreements or agreements in principle or offers made to customers. Included in the income statement are antitrust and other investigation related legal expenses of $1.8 million, $4.3 million and $8.5 million in the first quarter of 2008 and fourth quarter and first quarter of 2007, respectively.

Conference Call

Stolt-Nielsen S.A. will hold a conference call to discuss the Company's unaudited results for the first quarter of 2008 on Thursday, April 17, 2008 at 3:00pm CET (9:00am ET, 2:00pm GMT) from Oslo, Norway.

The call will be hosted by:
-    Mr. Niels G. Stolt-Nielsen - Chief Executive Officer, Stolt-Nielsen S.A.
-    Mr. Jan Chr. Engelhardtsen - Chief Financial Officer, Stolt-Nielsen S.A.

Those who wish to participate may dial:
UK:                        0800 028 1277
US & Canada:               1 888 935 4577
Norway:                    800 19640
From other countries:      +1 718 354 1389

Phone lines will open 10 minutes before the call and a copy of the presentation will be posted on www.stolt-nielsen.com beforehand.

A recording of the conference call will be available following the call on Thursday, April 17, 2008 until Thursday, April 24, 2008 at 11:59pm CET (5:59pm ET, 10:59pm GMT). For access dial 1 866 239 0765 (US & Canada), +1 718 354 1112
(International) and quote the passcode: 3573749#.

A live webcast of the conference call may be accessed at Stolt-Nielsen's website, www.stolt-nielsen.com, commencing on Thursday, April 17, 2008 at 3:00pm CET (9:00am ET, 2:00pm GMT). A playback of the webcast will be available on Thursday, April 17, 2008 after 7:00pm CET (1:00 pm ET, 6:00pm GMT).

Contacts:

     Jan Chr. Engelhardtsen
     U.K. +44 (0) 20 7611 8972
     jengelhardtsen@stolt.com

     Jens F. Gruner-Hegge
     U.K. +44 (0) 20 7611 8985
     j.gruner-hegge@stolt.com

                                                               [GRAPHIC OMITTED]

About Stolt-Nielsen S.A.
Stolt-Nielsen S.A. (the "Company") is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through the parcel tanker, tank container, terminal, rail and barge services of its wholly owned subsidiaries Stolt Tankers & Terminals and Stolt Tank Containers, provides integrated transportation solutions for its customers. Stolt Sea Farm, wholly owned by the Company, produces and markets high quality turbot, sole, sturgeon and caviar.

Forward-Looking Statements
This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect the Company's current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in the Company's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from the Company's forward-looking statements: the general economic conditions and competition in the markets and businesses in which the Company operates; changes in the supply of and demand for parcel tanker, tank container and terminal capacity in the markets in which the Company operates; changes in the supply of and demand for the products we transport, particularly the bulk liquids, chemicals and other specialty liquids that form the majority of the products that we transport; prevailing market rates for the transportation services that the Company offers and the fish products that the Company sells; changes in bunker fuel prices; the cost and feasibility of maintaining and replacing the Company's older ships and building or purchasing new ships; uncertainties inherent in operating internationally; fluctuations in currency exchange rates; the outcome of legal proceedings; the Company's relationship with significant customers; the outcome of discussions with customers concerning potential antitrust claims; the impact of negative publicity; environmental challenges and natural conditions facing the Company's aquaculture business; the impact of laws and regulations; operating hazards, including marine disasters, spills or environmental damage; the conditions and factors that may influence the decision to issue future dividends; and the market for long-term debt. Many of these factors are beyond the Company's ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements. Should one or more of these risks or uncertainties occur, or should management's assumptions or estimates prove incorrect, actual results and events may vary materially from those discussed in the forward-looking statements.

                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
                         CONSOLIDATED INCOME STATEMENTS
                (in U.S. dollar thousands, except per share data)
                                   (UNAUDITED)

                                                                       Three months ended
                                                          --------------------------------------------
                                                                Feb 29          Nov 30          Feb 28
                                                                  2008            2007            2007
                                                          ------------    ------------    ------------
Revenue (a)                                               $    481,055    $    460,767    $    408,013
Operating expenses                                             387,103         372,957         310,008
                                                          ------------    ------------    ------------
Gross profit                                                    93,952          87,810          98,005

Share of profit of non-consolidated joint ventures               6,317           6,842           5,246
Administrative and general expenses                            (44,904)        (48,962)        (48,101)
Restructuring charges                                             (544)           (335)           (955)
(Loss) gain on disposal of assets, net                            (208)          2,439             709
Other operating (expense) income, net (b)                          (20)          3,274             877
                                                          ------------    ------------    ------------
  Operating profit                                              54,593          51,068          55,781

Non-operating income (expense):
  Interest income                                                1,657           1,757           1,285
  Interest expense                                              (7,148)         (7,236)         (7,924)
  Foreign currency exchange (loss) gain, net                    (1,396)         (3,478)            409
                                                          ------------    ------------    ------------
  Profit from continuing operations before income
   tax provision                                                47,706          42,111          49,551

Income tax (provision)                                          (5,373)            269          (4,794)
                                                          ------------    ------------    ------------
  Profit from continuing operations                             42,333          42,380          44,757

(Loss) gain on sale of investments in discontinued
 operations (c)                                                      -          (1,820)         51,655
                                                          ------------    ------------    ------------
  Net Profit                                              $     42,333    $     40,560    $     96,412
                                                          ============    ============    ============
  Attributable to:
  SNSA shareholders                                       $     41,907    $     40,234    $     96,270
  Minority interest                                                426             326             142
                                                          ------------    ------------    ------------
                                                          $     42,333    $     40,560    $     96,412
                                                          ============    ============    ============
PER SHARE DATA
Profit per common share:
  Net profit from continuing operations attributable
   to SNSA shareholders
    Basic                                                 $       0.70    $       0.71    $       0.75
                                                          ============    ============    ============
    Diluted                                               $       0.70    $       0.70    $       0.74
                                                          ============    ============    ============
  Net profit attributable to SNSA shareholders
    Basic                                                 $       0.70    $       0.68    $       1.62
                                                          ============    ============    ============
    Diluted                                               $       0.70    $       0.67    $       1.61
                                                          ============    ============    ============
Weighted average number of common shares and common
 share equivalents outstanding:
  Basic                                                         59,604          59,545          59,322
  Diluted                                                       59,977          59,965          59,897

SELECTED CASH FLOW DATA
Capital expenditure (excluding capitalized interest)      $    140,182    $     49,616    $     52,962
Equity contributions and advances to non-consolidated
 Joint ventures                                                 20,478           4,474          32,040
                                                          ============    ============    ============
Total capital expenditure, equity contributions and
 advances to joint ventures                               $    160,660    $     54,090    $     85,002
                                                          ============    ============    ============
Depreciation and amortization                             $     30,582    $     29,769    $     27,637

Note - SNSA has reclassified the prior periods' income statements to reflect the adoption of IFRS from December 1, 2006.

(a) Net of $0.7 million, Nil and $0.1 million in the first quarter of 2008 and fourth quarter and first quarter of 2007, respectively, for provisions for settlement agreements reached with customers, settlement agreements reached in principle with customers or offers made to customers.

(b) The fourth quarter of 2007 includes a $0.9 million reversal of general reserves.

(c) The $1.8 million expense in the fourth quarter of 2007 is due to the finalisation of the closing balance sheet on disposal of the Southern bluefin tuna business and a subsequent reduction in sale proceeds. $44.4 million of the $51.7 million in the first quarter of 2007 represents the gain on sale of the Southern bluefin tuna business and $7.3 million represents the gain on sale of the investment in Marine Harvest in the first quarter of 2007.

                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                           (in U.S. dollar thousands)
                                   (UNAUDITED)

                                                                     As of
                                                          ----------------------------
                                                             Feb 29         Nov 30
                                                              2008           2007
                                                          ------------    ------------
ASSETS

Cash and cash equivalents                                 $     49,308    $     32,327
Trade receivables, net                                         173,524         162,942
Inventories, net                                                 6,506           4,761
Biological assets                                               37,324          39,978
Restricted cash deposits                                         5,726           5,370
Prepaid expenses                                                51,550          46,475
Other current assets                                            25,154          22,629
                                                          ------------    ------------
  Total current assets                                         349,092         314,482

Fixed assets, net of accumulated depreciation                1,966,635       1,855,390
Investment in and advances to non-consolidated joint
 ventures                                                      295,155         262,911
Goodwill and other intangible assets, net                        3,032           3,802
Other assets                                                    43,449          44,513
                                                          ------------    ------------
  Total non-current assets                                   2,308,271       2,166,616
                                                          ------------    ------------
  Total assets                                            $  2,657,363    $  2,481,098
                                                          ============    ============

LIABILITIES AND SHAREHOLDERS' EQUITY

Short-term bank loans                                     $    446,494    $    270,993
Current maturities of long-term debt                            43,498          41,552
Accounts payable                                                57,116          64,489
Provisions                                                      14,680          14,200
Income taxes payable                                            11,801           7,174
Accrued liabilities                                            202,424         220,470
                                                          ------------    ------------
  Total current liabilities                                    776,013         618,878

Long-term debt                                                 413,101         423,225
Employee benefit obligations                                    47,310          48,554
Other non-current liabilities                                   29,345          20,691
                                                          ------------    ------------
  Total non-current liabilities                                489,756         492,470
                                                          ------------    ------------
Total liabilities                                            1,265,769       1,111,348
                                                          ------------    ------------
Common stock and Founder's shares                               64,134          64,134
Paid-in surplus                                                345,711         345,868
Retained earnings                                            1,080,054       1,067,996
Reserves                                                        30,312          22,087
Treasury stock                                                (131,853)       (133,662)
Minority interest in equity                                      3,236           3,327
                                                          ------------    ------------
  Total shareholders' equity                                 1,391,594       1,369,750
                                                          ------------    ------------
  Total liabilities and shareholders' equity              $  2,657,363    $  2,481,098
                                                          ============    ============
  Debt, net of cash and cash equivalents (a):             $    853,785    $    703,443
                                                          ------------    ------------

Note - SNSA has reclassified the prior periods' Balance sheet to reflect the adoption of IFRS from December 1, 2006.

(a) Computed as short-term bank loans, current maturities of long-term debt and long-term debt less cash and cash equivalents.

                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
                       SELECTED SEGMENT AND FINANCIAL DATA
                           (in U.S. dollar thousands)
                                   (UNAUDITED)

The following tables present the contribution to revenue, gross profit, operating profit and total assets for each of SNSA's reportable segments and other corporate items:

                                                                       Three months ended
                                                          --------------------------------------------
                                                                Feb 29          Nov 30          Feb 28
                                                                  2008            2007            2007
                                                          ------------    ------------    ------------
REVENUE:
Stolt Tankers (a)
Deepsea                                                   $    266,940    $    262,385    $    229,187
Regional Fleet                                                  54,408          50,862          45,072
                                                          ------------    ------------    ------------
Stolt Tankers - Total                                          321,348         313,247         274,259
Stolthaven Terminals                                            27,951          26,964          24,929
Stolt Tank Containers                                          109,948         101,045          90,265
Stolt Sea Farm                                                  20,560          17,984          17,033
Corporate and Other                                              1,248           1,527           1,527
                                                          ------------    ------------    ------------
  Total                                                   $    481,055    $    460,767    $    408,013
                                                          ============    ============    ============
GROSS PROFIT:
Stolt Tankers
Deepsea                                                   $     44,991    $     29,212    $     40,223
Regional Fleet                                                   9,114          16,152          17,133
                                                          ------------    ------------    ------------
Stolt Tankers - Total                                           54,105          45,364          57,356
Stolthaven Terminals                                            12,054          12,087          10,020
Stolt Tank Containers                                           22,186          20,888          21,163
Stolt Sea Farm                                                   5,561           8,260           8,984
Corporate and Other                                                 46           1,211             482
                                                          ------------    ------------    ------------
  Total                                                   $     93,952    $     87,810    $     98,005
                                                          ============    ============    ============
SHARE OF PROFIT OF NON-CONSOLIDATED JOINT VENTURES
Stolt Tankers                                             $      5,358    $      4,908    $      3,577
Stolthaven Terminals                                               957           1,891           1,666
Stolt Tank Containers                                                2              43               3
                                                          ------------    ------------    ------------
  Total                                                   $      6,317    $      6,842    $      5,246
                                                          ============    ============    ============
ADMINISTRATIVE AND GENERAL EXPENSES:
Stolt Tankers (b)                                         $    (24,714)   $    (25,948)   $    (27,789)
Stolthaven Terminals                                            (3,692)         (3,120)         (3,315)
Stolt Tank Containers (b)                                      (10,946)        (10,839)         (9,280)
Stolt Sea Farm                                                  (1,339)         (2,290)         (1,418)
Corporate and Other                                             (4,213)         (6,765)         (6,299)
                                                          ------------    ------------    ------------
  Total                                                   $    (44,904)   $    (48,962)   $    (48,101)
                                                          ============    ============    ============
GAIN (LOSS) ON DISPOSAL OF ASSETS, NET:
Stolt Tankers                                             $       (212)   $      2,248    $        701
Stolt Tank Containers                                               (1)             18              15
Corporate and Other                                                  5             173              (7)
                                                          ------------    ------------    ------------
  Total                                                   $       (208)   $      2,439    $        709
                                                          ============    ============    ============
OTHER OPERATING INCOME (EXPENSE), NET:
Stolt Tankers                                             $       (352)   $        562    $       (480)
Stolthaven Terminals                                                 -             820               -
Stolt Sea Farm (c)                                                   -             351           1,282
Corporate and Other (d)                                            332           1,541              75
                                                          ------------    ------------    ------------
  Total                                                   $        (20)   $      3,274    $        877
                                                          ============    ============    ============
OPERATING PROFIT
Stolt Tankers                                             $     34,185    $     27,134    $     33,365
Stolthaven Terminals                                             9,319          11,678           8,371
Stolt Tank Containers                                           11,241          10,110          11,901
Stolt Sea Farm                                                   4,222           6,321           8,848
Corporate and Other                                             (3,830)         (3,840)         (5,749)
                                                          ------------    ------------    ------------
  Operating Profit before Restructuring Charges                 55,137          51,403          56,736
  Restructuring Charges                                           (544)           (335)           (955)
                                                          ------------    ------------    ------------
  Total                                                   $     54,593    $     51,068          55,781
                                                          ============    ============    ============

                                                                     As of
                                                          ----------------------------
                                                          February 29,    November 30,
                                                                  2008            2007
                                                          ------------    ------------
TOTAL ASSETS:
Stolt Tankers                                             $  1,767,407    $  1,650,550
Stolthaven Terminals                                           453,306         407,040
Stolt Tank Containers                                          235,986         230,007
Stolt Sea Farm                                                  94,370          88,051
Corporate and Other                                            106,294         105,450
                                                          ------------    ------------
  Total                                                   $  2,657,363    $  2,481,098
                                                          ============    ============

Note - SNSA has reclassified the prior periods' income statement to reflect the adoption of IFRS from December 1, 2006.

(a) Net of $0.7 million, Nil and $0.1 million in the first quarter of 2008 and fourth quarter and first quarter of 2007, respectively, for provisions for settlement agreements reached with customers, settlement agreements reached in principle with customers, or offers made to customers. The revenue split between deepsea and regional fleet for Stolt Tankers has been restated for the fourth quarter of 2007 due to an incorrect split by $9.8 million.

(b) Includes antitrust and other investigation related legal expenses at Stolt Tankers of $1.8 million, $4.3 million and $8.5 million in the first quarter of 2008, and the fourth quarter and first quarter of 2007, respectively, and at Stolt Tank Containers of Nil for the first quarter of 2008, and the fourth quarter and the first quarter of 2007, respectively.

(c) $1.3 million of Other income relates to negative goodwill on the reacquisition of Sterling Caviar LLC in the first quarter of 2007.

(d) The fourth quarter of 2007 includes a $0.9 million reversal of general reserves.

                      STOLT-NIELSEN S. A. AND SUBSIDIARIES
                              OPERATING YARDSTICKS
                                   (UNAUDITED)

STOLT TANKERS DIVISION:                                   1st Quarter     2nd Quarter    3rd Quarter    4th Quarter
-------------------------------------------------------   ------------    ------------   ------------   ------------
Joint Service sailed-in time-charter index
  2006                                                            1.30            1.30           1.28           1.34
  2007                                                            1.32            1.38           1.46           1.25
  2008                                                            1.29             N/A            N/A            N/A

Volume of cargo carried - millions of tons
  Deepsea fleet:
  2006                                                             3.8             3.7            3.7            3.4
  2007                                                             3.5             3.3            3.7            3.4
  2008                                                             3.6             N/A            N/A            N/A

Regional fleets - Wholly Owned:
  2006                                                             2.3             2.7            2.6            2.5
  2007                                                             2.5             2.8            2.6            2.4
  2008                                                             2.5             N/A            N/A            N/A

Operating days
  Deepsea fleet:
  2006                                                           6,182           6,296          6,276          6,208
  2007                                                           6,306           6,336          6,473          6,414
  2008                                                           6,530             N/A            N/A            N/A

  Regional fleets - Wholly Owned:
  2006                                                           5,278           5,611          5,617          5,568
  2007                                                           5,548           5,756          5,649          5,479
  2008                                                           5,575             N/A            N/A            N/A

Average number of ships operated in the period
  Deepsea fleet:
  2006                                                              69              68             68             68
  2007                                                              70              69             70             70
  2008                                                              72             N/A            N/A            N/A

  Regional fleets - Wholly Owned:
  2006                                                              59              61             61             61
  2007                                                              62              63             61             60
  2008                                                              61             N/A            N/A            N/A

Notes:
(a) Deepsea fleet statistics include those for time-chartered ships and STJS pool partner ships
(b) Regional fleet statistics include only wholly-owned ships and cargo carried by the Regional fleet on behalf of the deepsea fleet
(c) Regional fleet statistics include the results of both the Northern Europe and US barging activities

STOLT TANK CONTAINERS DIVISION:
-------------------------------------------------------   ------------    ------------   ------------   ------------
Number of Shipments
   2006                                                         19,312          20,384         20,927         20,636
   2007                                                         20,635          22,407         22,727         22,152
   2008                                                         24,212             N/A            N/A            N/A

Tank containers operated and leased at end of period
   2006                                                         18,006          18,238         18,346         18,944
   2007                                                         19,496          20,029         20,627         21,010
   2008                                                         21,053             N/A            N/A            N/A

Tank container utilization - %
   2006                                                           74.7%           76.1%          76.9%          77.4%
   2007                                                           75.5%           76.8%          76.3%          76.6%
   2008                                                           79.4%            N/A            N/A            N/A

STOLTHAVEN TERMINALS DIVISION:
-------------------------------------------------------   ------------    ------------   ------------   ------------
Average marketable shell barrel capacity
 (millions of barrels)
   2006                                                           4.33            4.39           4.61           4.61
   2007                                                           4.62            4.62           4.62           4.62
   2008                                                           4.62             N/A            N/A            N/A

Tank capacity utilization - %
   2006                                                           98.8%           98.1%          98.3%          98.6%
   2007                                                           98.6%           98.8%          97.5%          98.1%
   2008                                                           98.0%            N/A            N/A            N/A

Appendix A:  Transition to International Financial Reporting Standards

In accordance with European Union regulations, as implemented by Luxembourg, SNSA's results for the quarter ended February 29, 2008 are the first results of the Company to be published in accordance with IFRS. These results also include comparative IFRS financial information for 2007, as will the financial statements for the year ending November 30, 2008. The financial information herein does not contain all the disclosures required by IFRS standards and IFRIC interpretations that will be effective for the year ending on November 30, 2008. Under IFRS, only a complete set of financial statements comprising a balance sheet, income statement, statement of changes in equity and cash flow statement, together with comparative financial information and explanatory notes, can provide a fair presentation of the company's financial position, results of operations and cash flow.

While the financial figures included in this preliminary interim earnings announcement have been computed in accordance with IFRS applicable to interim periods, this announcement does not contain sufficient information to constitute an interim financial report as that term is defined in IFRS.

Opening Balance Sheet

IFRS 1, First-time Adoption of International Financial Reporting Standards ("IFRS 1") requires that an entity follows accounting policies based on the standards and related interpretations effective at the reporting date for its first annual IFRS financial statements, in the Company's case, as of November 30, 2008. IFRS 1 also requires that those policies be applied as of the date of transition to IFRS, December 1, 2006, and throughout all periods presented in the first IFRS financial statements. IFRS 1 requires certain mandatory exemptions and permits certain voluntary exemptions from the full requirements of IFRS at the date of transition. The following voluntary exemptions under IFRS 1 have been taken in preparing the Opening Balance Sheet as at December 1, 2006:

o Business combinations - Business combinations that took place prior to December 1, 2006 have not been restated in accordance with IFRS 3, Business Combinations.

o Cumulative translation differences - Cumulative translation differences for all foreign operations have been set to zero at December 1, 2006.

o Actuarial gains and losses - Cumulative actuarial gains and losses deferred under US GAAP in relation to defined benefit plans have been recognised at the date of transition, December 1, 2006.

The accounting policies used in the preparation of this financial information are in compliance with those accounting standards and interpretations of the International Accounting Standards Board effective, or issued and early adopted, at the date of this press release. The accounting standards and interpretations of IFRS that will be applicable at November 30, 2008 are not known with certainty at the time of preparing this interim financial information. As a result, the accounting policies used in the preparation of this financial information may be subject to change up to the reporting date of SNSA's first IFRS financial statements.

Reconciliations from US GAAP to IFRS

Reconciliations of the consolidated balance sheets as of December 1, 2006 and November 30, 2007 and consolidated income statements for the four quarters and year ended November 30, 2007 from US GAAP to IFRS are included in the Company's web site (www.stolt-nielsen.com). In addition, an explanation of how the transition from US GAAP to IFRS has affected SNSA's Net Profit, Shareholders' equity and Operating profit for the four quarters and the year ended November 30, 2007 is set out in the tables below, along with similar tables for Operating profit for each segment. Explanations of the transition adjustments are included after the tables.

Reconciliation of Consolidated Net Profit Attributable to SNSA Shareholders'

                                                                                       (Unaudited)
                                                              --------------------------------------------------------------
                                                                               Quarter Ended                      Year Ended
                                                              ------------------------------------------------    ----------
                                                               Feb 28,      May 31,      Aug 31,      Nov 30,      Nov 30,
In U.S. dollar millions                                Ref.     2007         2007         2007         2007         2007
---------------------------------------------------   ------  ---------    ---------    ---------    ---------    ----------
Consolidated net income under US GAAP                         $   105.5    $    34.8    $    39.8    $    36.3    $    216.4
IFRS 1 - Reversal of currency translation
 adjustment previously recognized in profit            (a)          3.1            -         (0.3)        (0.2)          2.6
IAS 37 - Reversal of provision recognized earlier
 under IFRS                                            (b)          0.2          1.7            -            -           1.9
IFRS 1/IAS 19 - Pension and Other Post Employee
 Benefits ("OPEB") adjustment                          (c)          0.3          0.5          0.5          0.4           1.7
IAS 41 - Fair value of biological assets               (e)        (13.9)         0.2          0.9          2.2         (10.6)
IFRS 3 - Sterling Caviar acquisition                   (g)          1.3            -            -         (0.1)          1.2
IAS 17 - Adjustment to gain on ship sale               (h)            -            -            -          1.9           1.9
IAS 16 - Componentization of Tankers' ships            (i)            -         (0.1)        (0.1)        (0.1)         (0.3)
IAS 16 - Adjustment to residual value of tank
 containers                                             (j)          0.2          0.3          0.3          0.3           1.1
IAS 37 - Severance accrual                             (k)         (0.2)         0.1          0.1         (0.7)         (0.7)
Other items                                           (d)(l)       (0.2)        (0.4)        (0.2)         0.2          (0.6)
                                                              ---------    ---------    ---------    ---------    ----------
Net changes                                                        (9.2)         2.3          1.2          3.9          (1.8)
                                                              ---------    ---------    ---------    ---------    ----------
Consolidated net profit attributable to SNSA
 shareholders' under IFRS                                     $    96.3    $    37.1    $    41.0    $    40.2    $    214.6
                                                              ---------    ---------    ---------    ---------    ----------

Reconciliation of Shareholders' Equity

                                                                                        (Unaudited)
                                                              --------------------------------------------------------------
As of:                                                          Dec 1,      Feb 28,      May 31,      Aug 31,       Nov 30,
In U.S. dollar millions                                Ref.     2006         2007         2007         2007          2007
---------------------------------------------------   -----   ---------    ---------    ---------    ---------    ----------
Consolidated US GAAP equity                                   $ 1,172.6    $ 1,247.9    $ 1,295.2    $ 1,306.2    $  1,354.5

IAS 37 - Record provision in accordance with IFRS      (b)         (1.9)        (1.7)           -            -             -
IFRS 1/IAS 19 - Pension and OPEB adjustment            (c)        (19.3)       (18.4)       (18.0)       (17.5)         (0.7)
IAS 41 - Fair value of biological assets               (e)         22.9          9.1          9.4         10.0          12.4
IAS 36 - Goodwill write-off                            (f)         (0.3)        (0.3)        (0.3)        (0.3)         (0.3)
IFRS 3 - Sterling Caviar acquisition                   (g)            -          1.8          1.8          1.8           1.7
IAS 17 - Adjustment to gain on ship sale               (h)            -            -            -            -           1.9
IAS 16 - Componentization of Tankers' ships            (i)         (8.1)        (8.1)        (8.2)        (8.3)         (8.4)
IAS 16 - Adjustment to residual value of tank
 containers                                            (j)          5.6          5.8          6.0          6.4           6.7
IAS 37 - Severance accrual                             (k)         (0.2)        (0.4)        (0.2)        (0.1)         (0.8)
Reclassification of minority interest to equity        (m)          0.3          2.2          2.3         11.0          10.9
Other items                                            (l)         (0.3)        (0.3)        (0.1)        (8.6)         (8.1)
                                                              ---------    ---------    ---------    ---------    ----------
Net changes                                                        (1.3)       (10.3)        (7.3)        (5.6)         15.3
                                                              ---------    ---------    ---------    ---------    ----------
Consolidated equity under IFRS                                $ 1,171.3    $ 1,237.6    $ 1,287.9    $ 1,300.6    $  1,369.8
                                                              ---------    ---------    ---------    ---------    ----------

Reconciliation of Consolidated Operating Profit

                                                                                        (Unaudited)
                                                              --------------------------------------------------------------
                                                                               Quarter Ended                      Year Ended
                                                              ------------------------------------------------    ----------
                                                               Feb 28,      May 31,      Aug 31,      Nov 30,       Nov 30,
In U.S. dollar millions                                Ref.     2007         2007         2007         2007          2007
---------------------------------------------------   -----   ---------    ---------    ---------    ---------    ----------
Consolidated Operating income under US GAAP                   $    52.9    $    44.9    $    48.2    $    47.0    $    193.0

IFRS 1 - Reversal of currency translation
 adjustment previously recognized in profit            (a)            -            -         (0.3)        (0.2)         (0.5)
IAS 37 - Reversal of provision recognized earlier
 under IFRS                                            (b)          0.2          1.7            -            -           1.9
IFRS 1/IAS 19 - Pension and OPEB adjustment            (c)          0.7          0.7          0.8          0.7           2.9
IAS 41 - Fair value of biological assets               (e)          0.8          0.4          1.2          1.9           4.3
IFRS 3 - Sterling Caviar acquisition                   (g)          1.3            -            -         (0.1)          1.2
IAS 17 - Adjustment to gain on ship sale               (h)            -            -            -          1.9           1.9
IAS 16 - Componentization of Tankers' ships            (i)            -         (0.1)        (0.1)        (0.1)         (0.3)
IAS 16 - Adjustment to residual value of tank
 containers                                            (j)          0.2          0.3          0.3          0.3           1.1
IAS 37 - Severance accrual                             (k)         (0.1)         0.1          0.1         (0.7)         (0.6)
Other items                                                        (0.2)        (0.2)        (0.3)         0.4          (0.3)
                                                              ---------    ---------    ---------    ---------    ----------
Net changes                                                         2.9          2.9          1.7          4.1          11.6
                                                              ---------    ---------    ---------    ---------    ----------
Consolidated Operating profit under IFRS                      $    55.8    $    47.8    $    49.9    $    51.1    $    204.6
                                                              ---------    ---------    ---------    ---------    ----------

Reconciliations of Operating Profit by Segment

Stolt Tankers

                                                                                        (Unaudited)
                                                              --------------------------------------------------------------
                                                                               Quarter Ended                      Year Ended
                                                              ------------------------------------------------    ----------
                                                               Feb 28,      May 31,      Aug 31,      Nov 30,       Nov 30,
In U.S. dollar millions                                Ref.     2007         2007         2007         2007          2007
---------------------------------------------------   -----   ---------    ---------    ---------    ---------    ----------
Operating income under US GAAP                                $    35.3    $    26.7    $    29.5    $    27.7    $    119.2
IFRS 1 - Reversal of currency translation
 adjustment previously recognized in profit            (a)            -            -         (0.3)        (0.2)         (0.5)
IAS 37 - Reversal of provision recognized
 earlier under IFRS                                    (b)          0.2          1.7            -            -           1.9
IAS 17 - Adjustment to gain on ship sale               (h)            -            -            -          1.9           1.9
IAS 16 - Componentization of Tankers' ships            (i)            -         (0.1)        (0.1)        (0.1)         (0.3)
Other - Pushdown of SNSA service fee                   (t)         (2.1)        (2.1)        (2.2)        (2.2)         (8.6)
                                                              ---------    ---------    ---------    ---------    ----------
Net changes                                                        (1.9)        (0.5)        (2.6)        (0.6)         (5.6)
                                                              ---------    ---------    ---------    ---------    ----------
Operating profit under IFRS                                   $    33.4    $    26.2    $    26.9    $    27.1    $    113.6
                                                              ---------    ---------    ---------    ---------    ----------

Stolthaven Terminals

                                                                                        (Unaudited)
                                                              --------------------------------------------------------------
                                                                               Quarter Ended                      Year Ended
                                                              ------------------------------------------------    ----------
                                                               Feb 28,      May 31,      Aug 31,      Nov 30,       Nov 30,
In U.S. dollar millions                                Ref.     2007         2007         2007         2007          2007
---------------------------------------------------   -----   ---------    ---------    ---------    ---------    ----------
Operating income under US GAAP                                $     8.7    $    11.1    $     8.1    $    11.5    $     39.4

Other - Pushdown of SNSA service fee                   (t)         (0.4)        (0.4)        (0.4)        (0.4)         (1.6)
Other items                                            (l)          0.1            -            -          0.6           0.7
                                                              ---------    ---------    ---------    ---------    ----------
Net changes                                                        (0.3)        (0.4)        (0.4)         0.2          (0.9)
                                                              ---------    ---------    ---------    ---------    ----------
Operating profit under IFRS                                   $     8.4    $    10.7    $     7.7    $    11.7    $     38.5
                                                              ---------    ---------    ---------    ---------    ----------

Stolt Tank Containers

                                                                                        (Unaudited)
                                                              --------------------------------------------------------------
                                                                               Quarter Ended                      Year Ended
                                                              ------------------------------------------------    ----------
                                                               Feb 28,      May 31,      Aug 31,      Nov 30,       Nov 30,
In U.S. dollar millions                                Ref.     2007         2007         2007         2007          2007
---------------------------------------------------   -----   ---------    ---------    ---------    ---------    ----------
Operating income under US GAAP                                $    12.2    $     9.9    $    13.7    $    10.2    $     46.0

IAS 16 - Adjustment to residual value of tank
 containers                                            (j)          0.2          0.3          0.3          0.3           1.1
Other - Pushdown of SNSA service fee                   (t)         (0.5)        (0.5)        (0.4)        (0.4)         (1.8)
                                                              ---------    ---------    ---------    ---------    ----------
Net changes                                                        (0.3)        (0.2)        (0.1)        (0.1)         (0.7)
                                                              ---------    ---------    ---------    ---------    ----------
Operating profit under IFRS                                   $    11.9    $     9.7    $    13.6    $    10.1    $     45.3
                                                              ---------    ---------    ---------    ---------    ----------

Stolt Sea Farm

                                                                                        (Unaudited)
                                                              --------------------------------------------------------------
                                                                               Quarter Ended                      Year Ended
                                                              ------------------------------------------------    ----------
                                                               Feb 28,      May 31,      Aug 31,      Nov 30,       Nov 30,
In U.S. dollar millions                                Ref.     2007         2007         2007         2007          2007
---------------------------------------------------   -----   ---------    ---------    ---------    ---------    ----------
Operating income under US GAAP                                $     6.6    $     5.6    $     7.5    $     4.6    $     24.3

IAS 41 - Fair value of biological assets               (e)          0.8          0.4          1.2          1.9           4.3
IFRS 3 - Sterling Caviar acquisition                   (g)          1.3            -            -         (0.1)          1.2
Other items                                                         0.1            -            -         (0.1)            -
                                                              ---------    ---------    ---------    ---------    ----------
Net changes                                                         2.2          0.4          1.2          1.7           5.5
                                                              ---------    ---------    ---------    ---------    ----------
Operating profit under IFRS                                   $     8.8    $     6.0    $     8.7    $     6.3    $     29.8
                                                              ---------    ---------    ---------    ---------    ----------

Description of IFRS Reconciling Items

This section describes the most significant changes arising from transition to IFRS, with reference to the financial information above.

(a) Application of IFRS 1 Exemption to Adjust Currency Translation Adjustment ("CTA") to Zero

     Under US GAAP, on consolidation, assets and liabilities of subsidiaries are translated into US dollars from their functional currencies at the exchange rates in effect at the balance sheet date while revenues and expenses are translated at the average rate prevailing during the year. The resulting translation adjustments are recorded in a separate component of "Accumulated Other Comprehensive Income (Loss), net". While this is not different from IFRS, the Company has utilised an exemption in IFRS 1, which allows the cumulative translation difference to be set to zero at the date of transition for all its foreign operations. Consequently, subsequent to the date of transition, amounts previously recognised in net income under US GAAP as a result of the sale of foreign operations, have been reversed under IFRS.

(b)  Measurement of Provisions in accordance with IFRS

     Under US GAAP, if a range of estimates is present and no amount in the range is more likely than any other amount in the range, the provision should be measured at the minimum of the range. However, in these circumstances IAS 37, Provisions, Contingent Liabilities and Contingent Assets, requires the mid-point in the range to be used. At December 1, 2006, the Company had entered into negotiations with certain customers with regard to anti-trust claims in which the lower range of possible settlements was recognized under US GAAP. The use of the mid-point in the range has resulted in a $1.9 million reduction in retained earnings under IFRS at December 1, 2006 and an increase in revenue of the same amount for the year ended November 30, 2007 as this amount was recognised in the quarters ended February 28, 2007 and May 31, 2007 under US GAAP.

(c) Recognition of Previously Unrecognized Actuarial Losses on Pension and Other Post-Retirement Employee Benefits

     Under US GAAP, the Company applied the `corridor' method in relation to the recognition of actuarial gains and losses through the profit and loss. Under this approach, only actuarial gains and losses that fall outside 10% of the projected benefit obligation or, if greater, pension assets are recognised through the profit and loss over the expected average remaining working lives of employees participating in the plan. In accordance with IFRS 1 the Company has recognised all cumulative actuarial gains and losses at December 1, 2006.

     Further, subsequent to the date of transition, the Company has elected to recognise all actuarial gains and losses directly in equity under IFRS, instead of applying the corridor method. This has resulted in the reversal of actuarial gains and losses recognised previously under US GAAP in the income statement under the corridor method.

     In addition, US GAAP allows the amortization of prior service costs over the expected service life of the employees involved while IFRS requires prior service costs to be recognised immediately if they are already vested. IFRS also requires that all plans have the same measurement date as the Company's year-end, which resulted in a change in the present value of the funded obligations for one plan. Both of these items have resulted in a $4.0 million credit to retained earnings at December 1, 2006. In addition, under IFRS an additional $1.7 million has been credited to the income statement in the year ended November 30, 2007 due to the change in the measurement date of one plan.

(d) Additional Share Option Expense in Relation to Stock Options with Graded Vesting Features

     The Company grants several share options to its employees which contain graded vesting conditions. Graded vesting conditions exist whereby options granted vest in equal annual instalments over a specified period, equal instalments of 25% of the options granted each year over a four-year period.

     Under US GAAP, the compensation cost of stock options with graded vesting features is amortized on a straight-line basis over the longest vesting period for the entire share option grant. Under IFRS 2, each of the instalments must be treated as a separate option grant and the compensation cost is recognised as the options vest for each instalment. Therefore, the IFRS approach accelerates the compensation cost amortization to earlier periods in the overall vesting period. As a result, an adjustment has been recorded to retained earnings as of December 1, 2006 for $3.6 million of additional stock option compensation costs for options granted since 2000 and a further $1.0 million expense recorded for the year-end November 30, 2007.

(e)  Fair Value of Biological Assets

     Under US GAAP, the Company reported its biological assets at cost and classified them as part of inventories. Under IAS 41, Agriculture, biological assets are required to be recorded at fair value and separately disclosed on the balance sheet. This resulted in an increase in current assets of $17.2 million and $13.0 million (with a deferred tax effect of $5.0 million and $4.5 million) at December 1, 2007 and 2006, respectively.

     Similarly, there was a $14.4 million increase to Investment in and Loans to Marine Harvest at December 1, 2006. This represents the Company's 25% share of the fair value of biological assets in respect of Marine Harvest. This adjustment also reduced the gain recorded under IFRS on the sale of investment in discontinued operations for the year ended November 30, 2007.

(f)  Impairment of Goodwill

     Under US GAAP, goodwill is tested for impairment at the reporting unit level, which is an operating segment or one step below while under IAS 36, Impairment of Assets, goodwill is tested at the cash generating unit level that represents the lowest level at which goodwill is monitored by management. The use of the cash generating unit level has resulted in the full impairment of goodwill for one cash generating unit at the date of transition.

(g)  Sterling Caviar Acquisition

     Under US GAAP, when an acquirer's interest in the net fair value of the assets acquired and liabilities assumed exceeds the cost of acquisition ("negative goodwill"), the excess amount is deducted proportionally from the purchase price allocated to certain acquired non-current assets until their carrying amounts are reduced to zero, with any remaining negative goodwill recognized as in the Statement of Operations. Under IFRS, negative goodwill calculated is recognized in the Income Statement immediately. The Company acquired 75% of Sterling Caviar LLC ("Sterling Caviar") in the first quarter of 2007. Negative goodwill of $1.3 million was allocated to Sterling Caviar's long-term assets under US GAAP. This amount has been taken to the income statement, resulting in an increase to Other Income, under IFRS.

     Also, under US GAAP, minority interest is measured at the historical cost of the subsidiary's net assets at the purchase date. Under IFRS, minority interest is measured at the fair value of the net assets acquired. On acquisition, the Company considered the fair value of Sterling Caviar's inventory to be $2.7 million higher than the pre-purchase cost reflected in the acquiree's books. Under US GAAP, purchase accounting resulted in a $2.2 million increase in inventory recorded on the date of purchase. Under IFRS, the minority interest share of this fair value, amounting to $0.5 million, has also been recorded on the date of purchase.

(h)  Adjustment to Equity Investment for Gain on Ship Sale

     Under US GAAP, when a company sells an asset and immediately leases it back under an operating lease, a proportion of the gain is deferred on the balance sheet when certain conditions are met. The deferred amount is amortized in proportion to the method through which the related gross rental is charged to expense over the lease life.

     Under IFRS, if the asset was sold at fair value, any gain or loss is recognized immediately. In the fourth quarter of 2007, the Company's 50% owned joint venture, NYK Stolt Tankers S.A. ("NST"), sold the Stolt Alliance at fair value and immediately leased it back. This resulted in a $5.8 million gain of which $3.8 million was deferred on the balance sheet under US GAAP. Under IFRS, this amount of $3.8 million, of which the Company's share is $1.9 million, has been recognized in Other Income.

(i)  Componentization of Ships

     Under IAS 16, Property, Plant and Equipment, each component of an asset that has an expected useful life that is significantly different in relation to the total cost of the asset must be depreciated separately, while US GAAP does not explicitly require this treatment. Following this policy for Tankers' ship components (including ships held by unconsolidated joint ventures) resulted in a decrease in retained earnings of $8.1 million at December 1, 2006. The quarterly effect of this adjustment in 2007 was an increase in depreciation expense of approximately $0.1 million.

(j)  Residual Value of Tank Containers

     Under US GAAP, estimates of residual value of assets are reviewed only when events or changes in circumstances indicate that the current estimates are no longer appropriate, while IFRS requires that estimates of residual values are reviewed at least at each annual reporting date. Applying this policy and assessing the current expected residual value of the Company's tank containers at December 1, 2006 resulted in an increase in retained earnings of $5.6 million at transition date. The quarterly effect in 2007 of this adjustment is approximately $0.3 million decrease in depreciation expense.

(k)  Severance Accrual

     Under US GAAP, if employees are required to render services beyond a minimum period until they are terminated in order to receive a termination payment, a liability for terminated benefits is measured initially at the date of communication to the relevant employees, based on the fair value of the liability as of the termination date. The liability is then recognized ratably over the future service period. Under IFRS, the liability is recorded immediately. Adoption of this policy resulted in a decrease in retained earnings at November 30, 2007 of $0.8 million and a decrease in net profit for 2007 of $0.7 million.

     Balance Sheet and Income Statement Reclassifications

     The following represents additional balance sheet and income statement reclassifications required by IFRS.

(l)  Deconsolidation of Lingang Terminal

     The Company has a 65% ownership in Tianjin Stolthaven Lingang Terminal Co. ("Lingang Terminal") which is a development stage entity and in the process of building a terminal facility. Under US GAAP, the Company is required to consolidate this entity as it was considered to be a variable interest entity under FIN 46R, Consolidation of Variable Interest Entities and the Company was the primary beneficiary. However, under IFRS the Lingang Terminal meets the definition of a joint venture as there is joint control over the entity, and so the entity has been accounted for under equity accounting.

(m)  Reclassification of Minority Interest to Equity

     Under US GAAP, minority interest is displayed as a long-term liability. IAS 1, Presentation of Financial Statements, and IAS 27, Consolidated and Separate Financial Statements, require minority interests to be presented within equity.

(n)  Reclassification of Software to Intangible Assets

     Under US GAAP, computer software is included in property, plant and equipment. In accordance with IAS 38, Intangible Assets, when the software is not an integral part of the related hardware, computer software should be classified as an intangible asset. Accordingly, $3.3 million and $3.1 million of computer software that is not integral to any associated hardware were reclassified from property, plant and equipment to intangible assets on transition to IFRS at November 30, 2007 and December 1, 2006, respectively.

(o)  Reclassification of Drydocking Asset to Property, Plant and Equipment

     Capitalized costs related to the drydocking of ships are treated as a separate component of tankers under IAS 16, Property, Plant and Equipment. Accordingly they are classified as property, plant and equipment under IFRS while they are recorded as an Other Long-term Asset under US GAAP.

(p)  Reclassification of Short-term Deferred Tax Assets and Liabilities

     Under US GAAP, deferred tax assets and liabilities are classified as either current or non-current based upon the classification of the related asset or liability.

     A deferred tax liability or asset that is not related to an asset or liability recognised in the balance sheet such as losses carryforwards, is classified according to the expected reversal date of the temporary difference. Under IAS 12, Income Taxes, all deferred tax assets and liabilities are classified as non-current regardless of the classification of the related asset or liability and regardless of the expected timing of reversal of the temporary difference.

(q) Reclassification of Debt Issuance Costs against Current Portion of Long-term Debt and Long-term Debt

     Under IAS 39, Financial Instruments: Recognition and Measurement, transaction costs directly attributable to a debt are recorded against the debt on initial recognition. Under US GAAP, debt issuance costs are recognised as Other Assets. This has required a reclassification of $5.1 million and $6.1 million from Other Assets to both the Current Portion of Long-term Debt and to Long-term Debt at November 30, 2007 and December 1, 2006, respectively.

(r)  Transfer of Minimum Pension Liability Adjustments to Retained Earnings

     Under US GAAP, if the accumulated benefit obligation is greater than the value of the plan assets, a minimum liability is required to be recognised in the balance sheet for the unfunded accumulated pension liability. In cases where an additional minimum liability is required, a portion is recognised as a component of other comprehensive income.

     There is no concept of an additional minimum pension liability under IAS 19, Employee Benefits. Therefore, amounts recognised in other comprehensive income under US GAAP have been reclassified to retained earnings on adoption of IFRS.

(s)  Formatting Reclassifications

     These reclassifications are required in order to present the balance sheet in line with IFRS. The most significant of these is to present the investment held in Marine Harvest as a non-current asset classified as held for sale. Under US GAAP, classification of equity investees as held for sale is not required.

(t)  Pushdown of SNSA Service Fee

     Prior to the reorganization of the Stolt-Nielsen Transportation Group ("SNTG") segment in 2008 into three separate segments, Stolt Tankers, STC and Stolthaven, the SNSA service fee was not allocated below the SNTG level. For comparative purposes, the 2007 SNSA service fee of $12.0 million has been reallocated to Stolt Tankers for $8.6 million, Terminals for $1.6 million and Stolt Tank Containers for $1.8 million.